UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 1, 2012**

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA   **24541**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01 Regulation FD Disclosure

On August 1, 2012, Charles H. Majors, Chairman of the Board of Directors and Chief Executive Officer of American National Bankshares Inc. ("American National"), and Jeffrey V. Haley, President of American National and President and Chief Executive Officer of its subsidiary bank, American National Bank and Trust Company, will make a presentation at the Keefe, Bruyette & Woods 13th Community Bank Conference to be held in New York, New York. The presentation is scheduled for approximately 10 a.m. Eastern Daylight Time. A copy of the presentation will be made available at American National's website (http://www.amnb.com) and is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

99.1   Updated Investor Presentation

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2012   /s/ William W. Traynham
                                                                                          Senior Vice President and Chief Financial Officer